

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2010

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
764 Washington Boulevard
Baltimore, Maryland 21230

Re: Fraternity Community Bancorp, Inc.
Registration Statement on Form S-1
Amendment Number 2
Filed January 4, 2010
File number 333-170215

Dear Mr. Sterner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

How We Determined the Offering Range, page 12

1. We note the paragraph bridging pages 3 and 4 regarding peer group selection. Where appropriate, with more detailed information in the body of the text as warranted, please explain the reasons for and consequences of choosing a peer group with a return on assets below the mean for "all publicly traded institutions." Also explain for ordinary readers what you mean by "institutions."

2. Advise us supplementally what the result would have been had Feldman Financial Advisors used the median return figure for all thrifts as a target for group selection.

3. Please revise to give your company's return on average assets for the past twelve months or otherwise revise to provide comparable data. Note also on page 12 at the first risk factor.

We have had losses and low earnings in recent periods. …, page 12

4. It is unclear why, in order to illustrate your performance, you compare it to the peer group selected by Feldman Financial Advisors to determine the offering amount. You say elsewhere that Feldman selected the peer group based on performance lower than the mean for comparable companies. Please revise this risk factor to compare your return on average assets to the median for all similar companies regardless of performance, or tell us why this is not the most appropriate comparison.

Management's Discussion and Analysis, page 44

Analysis of Nonperforming and Classified Assets, page 64

5. We note your troubled debt restructurings of $1.6 million and your disclosure stating these loans pertain to one speculative construction loan and three owner-occupied one-to four-family loans. Given the significance of these restructured loans, please tell us and revising future filings to disclose the following:

- A description of the key features of the modification including the significant terms modified and whether the modification is short-term or long-term;
- Policy on how many payments the borrower needs to make before returning the loan to accrual status;
- Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc) and;
- Your compliance with GAAP and other recent regulatory guidance in this area.

6. As a related matter, we note your disclosure on page F-18 which states, "[t]he interest income which would have been recorded on TDRs if those loans had been handled in accordance with their contractual terms was no different for the nine months ended September 30, 2010 than the actual interest income recorded on those loans for the nine months ended September 30, 2010." Please clarify the meaning of this disclosure in the document and tell us how much interest would have been recorded on TDRs and how much actual interest was recorded.

Analysis of Loan Loss Experience, page 71

7. We note your revisions on page 72 which provides various details of your ten impaired loans totaling $3,862,474. Please tell us the following:

    - The date of the updated appraisals for the $495,000 loan and the two loans totaling $1,819,218 and if your quarterly internal valuations impacted the fair value computed;
    - If you utilized a third party appraisal in determining the fair value of the collateral underlying the $541,932 loan and if so, the date of the appraisal and if your quarterly internal valuations impacted the fair value computed. If a third party appraisal was not used on this property, please tell us how you determined the fair value of the collateral on the property; and
    - The discount rate used and the various other significant assumptions used in your discounted cash flow model utilized in determining the fair value of the three TDRs totaling $976,000.

8. As a related matter, if you used an appraisal or internal valuation to value an impaired loan that was greater than three months old, please tell us why you believed this was appropriate given the market conditions and declining sales values and what other compensating procedures or other actions you take on a consistent basis to determine the fair value of the collateral on any property and how this is considered and reflected in your financial statements.

You may contact Babette Cooper at 202-551-3396 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me, Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Attorney Advisor

By FAX to: Joel E. Rappoport
FAX number 202-204-5620

Mr. Thomas K. Sterner
Chairman and Chief Executive Officer
Fraternity Community Bancorp, Inc.
January 13, 2010
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